Mr. Paul G. Driscoll, CFO					February 13,
2006
Acme United Corporation
60 Round Hill Road
Fairfield, CT  06824

RE:	Acme United Corporation  File No. 001-07698
      December 31, 2004 Form 10-K filed March 18, 2005

Dear Mr. Driscoll:

		We have reviewed your responses to our December 22, 2005 letter and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects.

	     Paragraph 10 of SFAS No. 131 defines an operating segment as a component of an enterprise with discrete financial information that is regularly reviewed by the chief operating decision maker. Based on your responses, it appears that you have four operating segments. Paragraph 17 of SFAS No. 131 precludes the aggregation of operating segments that do not have similar economic characteristics.
In this regard, we note that the U.S. segment has significantly higher gross margins and operating margins than the other three segments in all periods presented. The Canadian segment has significantly higher operating margins that the European segment in all periods presented. The European segment has generated net losses in all periods presented, whereas the other three segments have generated income. Therefore, it does not appear that these segments have exhibited similar long-term financial performance or that they have similar economic characteristics. Given the quantitative thresholds outlined in paragraph 18 of SFAS No. 131, it appears there are 3 reportable segments requiring the disclosures prescribed by SFAS 131. Also it appears your Asian segment may not be aggregated with any of the three reportable segments due to the material differences in economic characteristics. Please provide the complete
SFAS 131 disclosures in future filings.

      Please direct any questions to Ryan Rohn at (202) 551-3739 or, to Al Pavot at (202) 551-3738, or to the undersigned at (202) 551-3255.

							Sincerely,


							Nili Shah
							Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE